First Horizon National Corporation

February 10, 2020

VIA EDGAR AND FEDEX

Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Sonia Bednarowski

Re:	First Horizon National Corporation
Registration Statement on Form S-4
Filed December 31, 2019
File No. 333-235757

Dear Ms. Bednarowski:

On behalf of First Horizon National Corporation (“First Horizon”), and in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the Securities and Exchange Commission (the “Commission”) to First Horizon’s registration statement on Form S-4 filed with the Commission on December 31, 2019 (the “Registration Statement”) contained in your letter dated January 24, 2020 (the “Comment Letter”), I submit this letter containing First Horizon’s responses to the Comment Letter. The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter in bold text followed by our response.

In connection with this letter, we are filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof. Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

Cover Page

1.	Please disclose here the number of depositary shares representing 1/400th of an interest of First Horizon Series B preferred stock, First Horizon Series C preferred stock and First Horizon Series D preferred stock and the underlying Series B, Series C and Series D shares of preferred stock that you are offering. In addition, please disclose the aggregate value of the merger consideration.

Securities and Exchange Commission

February 10, 2020

RESPONSE:

In response to the Staff’s comment, First Horizon has (1) revised the cover page of the registration statement to disclose the number of depositary shares being registered and (2) separately disclosed the aggregate value of the merger consideration on the cover page of the joint proxy statement/prospectus.

Summary

Interests of Certain First Horizon Directors and Executive Officers in the Merger, page 22

2.	We note that, in connection with the merger, named executive officers of First Horizon and IBKC will receive grants of closing incentive restricted stock awards. Please revise to include quantitative information regarding these awards here. In addition, please provide a brief summary of the terms of Mr. Byrd’s compensation following the closing of the merger, including quantitative information.

RESPONSE:

In response to the Staff’s comment, First Horizon has revised the disclosure on pages 22, 23 and 24 of Amendment No. 1.

Governance of the Combined Company After the Merger

Bylaws, page 24

3.	Please provide a brief summary of the amendments to the bylaws of First Horizon here and discuss such amendments in greater detail in an appropriate section of your prospectus. In this regard, we note your disclosure that the merger agreement requires First Horizon to implement “certain governance matters for the combined company following the completion of the merger.”

RESPONSE:

In response to the Staff’s comment, First Horizon has revised the disclosure on pages 24 and 132 of Amendment No. 1 to briefly summarize the amendments to the bylaws of First Horizon that will be adopted in connection with the closing of the merger and to clarify that the related subsections of “Summary—Governance of the Combined Company After the Merger” and “The Merger—Governance of the Combined Company After the Merger” describe in more detail the substance of the foregoing bylaw amendments.

Combining First Horizon and IBKC may be more difficult, page 44

4.	Please disclose the “anticipated cost savings” from combining the businesses of First Horizon and IBKC in an appropriate section of your prospectus and disclose a brief description of how you calculated such cost savings, to the extent practicable, or advise. In addition, we note your disclosure regarding the transaction and

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February 10, 2020

integration costs in connection with the merger on page 48. Please provide an estimate of the expected transaction and integration costs here, or advise.

RESPONSE:

In response to the Staff’s comment, First Horizon has revised the disclosure on pages 45 and 49 of Amendment No. 1.

Risk Factors

In connection with the merger, First Horizon will assume IBKC’s outstanding debt obligations and preferred stock, page 48

5.	Please disclose here quantitative information regarding IBKC’s outstanding debt obligations, so that investors can assess the risk.

RESPONSE:

In response to the Staff’s comment, First Horizon has revised the disclosure on page 50 of Amendment No. 1.

The Merger

Background of the Merger, page 67

6.	We note your disclosure that each of the board of directors of IBKC and First Horizon reviewed and assessed their respective strategic opportunities from time-to-time. Your disclosure does not appear to mention any discussions of business combinations by First Horizon with any entities other than IBKC. Please explain the extent to which First Horizon considered opportunities with any other companies during this time period. If no other companies were considered as potential merger partners, please explain why First Horizon did not expand its search.

RESPONSE:

In response to the Staff’s comment, First Horizon has revised the disclosure on page 70 of Amendment No. 1.

7.	We note the disclosure that the financial advisors reviewed projections provided by First Horizon and IBKC. Please disclose any material projections that were provided by First Horizon to IBKC or its financial advisers as well as any material projections that were provided by IBKC to First Horizon or its financial adviser. Alternatively, please tell us why you believe that such disclosure is not material to an investor’s voting decision. We also note that Morgan Stanley reviewed certain financial projections furnished to it by the management of IBKC and First Horizon. In this regard, we note that you have included the unaudited financial forecasts that were provided by IBKC and First Horizon to KBW and Goldman Sachs for the purpose of performing financial analyses in connection with their respective opinions.

Securities and Exchange Commission

February 10, 2020

RESPONSE

In response to the Staff’s comment, First Horizon has revised the disclosure on pages 111 through 116 of Amendment No. 1.

8.	We note your disclosure on page 71 that, at a meeting held by the IBKC board with members of IBKC’s management on October 15, 2019, IBKC reviewed the process conducted to date with respect to looking at “both potential buyers of IBKC.” Please disclose the material facts related to these potential buyers of IBKC. In this regard, we note that the IBKC was in discussion with Party A but that these discussions ended on August 30, 2019, when Party A communicated that it was no longer interested in a merger with IBKC. In addition, we note your disclosure that, on October 20, 2019, Sullivan & Cromwell provided a term sheet to Simpson Thacher that outlined the proposed terms of Mr. Byrd’s employment with First Horizon following the closing of a transaction and that, on October 31, 2019, First Horizon provided IBKC with a draft of Mr. Jordan’s employment agreement to be effective upon and subject to the closing of the merger. Please provide a summary of the material terms of these agreements and any material negotiations or discussions regarding these agreements. Similarly, please describe in greater detail the discussions and negotiations regarding the exchange ratio, including which party initially proposed the consideration, and whether either party proposed changes to it as negotiations continued.

RESPONSE

Rather than referring to specific potential buyers of IBKC, the reference on page 71 regarding “both potential buyers of IBKC” was intended to refer to possible alternative types of strategic transactions that could be undertaken by IBKC, specifically to either enter into a transaction (1) pursuant to which IBKC was acquired or (2) pursuant to which IBKC either acquired another entity or engaged in a merger of equals. In response to the Staff’s comment about potential buyers of IBKC, First Horizon has revised the disclosure on page 73 of Amendment No. 1 to eliminate any cause of confusion.

In response to the Staff’s comment about the employment agreements, Fist Horizon has revised the disclosure on pages 73, 74 and 75 of Amendment No. 1.

In response to the Staff’s comment about the discussions and negotiations regarding the exchange ratio, First Horizon has revised the disclosure on pages 70 and 71 of Amendment No. 1.

Opinions of IBKC’s Financial Advisors

Opinion of Keefe, Bruyette & Woods, Inc., page 88

9.	We note the disclosure on page 91 that, because the estimates used in KBW’s analyses are inherently subject to uncertainty, KBW assumes no responsibility or liability for their accuracy. Please remove this disclaimer and all similar disclaimers, including Goldman Sachs’ disclaimer on page 107 that none of IBKC, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast,” because, while it is acceptable for a financial advisor to include language that qualifies the estimates or analyses or describes the uncertainties, it cannot disclaim responsibility for them. In addition please disclose the compensation IBKC paid to KBW or its affiliates during the past two years. In this regard, we note your disclosure on page 98 that in the past two years KBW provided investment banking or financial advisory services to IBKC and received compensation for such services. Similarly, disclose any material relationship that existed during the past two years between Goldman Sachs and its affiliates and IBKC, if any.

Securities and Exchange Commission

February 10, 2020

RESPONSE:

In response to the Staff’s comment about disclosure of relationships with, and services provided to, IBKC, First Horizon has revised the disclosure on pages 100 and 111 of Amendment No. 1. With respect to the portion of the Staff’s comment to remove language referenced by the Staff on pages 91 and 107 of the S-4, First Horizon supplementally advises the Staff that both KBW and Goldman Sachs respectfully disagree with the Staff’s conclusion, and the response in the ensuing paragraphs represents the position taken by KBW and Goldman Sachs that First Horizon hereby presents to the Staff on their behalf.

KBW and Goldman Sachs believe that the relevant language in their respective disclosures is appropriate because, as a factual matter, the underlying estimates used in their respective analyses were provided to them by IBKC and/or First Horizon. Such information is the responsibility of IBKC and/or First Horizon, and neither IBKC nor First Horizon are disclaiming responsibility for the information that each provided to the financial advisors.

Unlike in past circumstances in which the Staff has requested that similar language regarding projections be removed, the language in KBW’s and Goldman Sachs’ disclosures disclaiming responsibility applies to the applicable financial advisor rather than the issuer or the party to the transaction which prepared the estimates used in such financial advisor’s analyses. In this case, such estimates were provided to KBW and Goldman Sachs by IBKC and/or First Horizon. Neither KBW nor Goldman Sachs independently verified such estimates and, accordingly, neither assumed responsibility or liability for their accuracy. When rendering a fairness opinion, it is customary for financial advisors to disclaim responsibility for independent verification of the accuracy of the financial statements, data and other information that are furnished by the client because, among other things, such information was provided to the financial advisor. Such disclaimers of responsibility are consistent with the terms of the engagement letters that IBKC has entered into with KBW and Goldman Sachs.

Neither KBW nor Goldman Sachs believes that the referenced language in the S-4 disclaims responsibility for their respective analyses. Rather, KBW and Goldman Sachs view their respective disclosure in the S-4 as appropriately informing IBKC’s shareholders about an important qualification regarding the scope of their respective opinions as well as the analyses they performed. For the foregoing reasons, no modifications have been made to the registration statement in this regard except, on page 110 of Amendment No. 1, to remove references to “IBKC” or “any other person” to make clear that such qualification only relates to Goldman Sachs.

Opinion of Goldman Sachs & Co. LLC

Summary of Financial Analyses

Selected Companies Analyses for IBKC, page 101

10.	We note the disclosure on page 101 that Goldman Sachs selected publicly traded banking industry companies with operations that, for purposes of analysis, may be considered “similar to certain operations of IBKC.” Please expand your disclosure of the selection criteria so that investors understand the factors considered for comparable companies and whether any companies that satisfied the selection criteria were excluded, and, if so, why. For example, state whether Goldman Sachs considered the total assets of the companies.

RESPONSE:

In response to the Staff’s comment, First Horizon has revised the disclosure on page 104 of Amendment No. 1.

Material U.S. Federal Income Tax Consequences of the Merger, page 157

11.	Please revise the Material U.S. Federal Income Tax Consequences of the Merger section to set forth counsels’ opinions of each material tax consequence. For example, the disclosure on page 157 assumes that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code instead of setting forth counsels’ opinions as to whether the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code. For further guidance, please refer to Staff Legal Bulletin No. 19. We may have further comments after you file Exhibits 8.1 and 8.2.

RESPONSE:

In response to the Staff’s comment, First Horizon has revised the disclosure on pages 12, 18, 161 and 162 of Amendment No.1. Forms of the tax opinions to be filed as Exhibits 8.1 and 8.2 are attached as Appendix A and Appendix B to this response letter.

Unaudited Pro Forma Condensed Combined Financial Statements, page 161

12.	We note your presentation of pro forma adjustment A to reduce “cash and due from banks” to reflect cash of $521.1 million used to purchase branch loans and related fixed assets and assume branch deposits acquired from SunTrust Bank. However, the disclosure to footnote A on page 167 indicates that the adjustment is made to “interest bearing cash” rather than cash and due from banks, as shown on page 162. Please clarify which cash line item the $521.1 million should be deducted from and revise your presentation or disclosures to reconcile this discrepancy accordingly.

Securities and Exchange Commission

February 10, 2020

RESPONSE:

Pro forma adjustment A is correctly presented on the pro forma consolidated statements of condition on page 166 as a reduction of cash and due from banks. We have updated the disclosure in footnote A on page 171 to indicate that the adjustment was made to “cash and due from banks”. Footnote A now reads, “Adjustments to cash and due from banks to reflect cash of $521.1 million used to purchase branch loans and related fixed assets and assume branch deposits acquired from SunTrust Bank.”

13.	We note your presentation of pro forma adjustment F to reduce “interest bearing cash” to reflect $203.1 million of contractually obligated merger costs. Please disclose the nature of the contractually obligated merger costs of $203.1 million and how they differ from the $36.5 million of after-tax contractually obligated merger costs referenced in your pro forma adjustment S. In addition, tell us why the adjustment is applied against interest bearing cash rather than “cash and due from banks” or “total cash and cash equivalents.”

RESPONSE:

The $203.1 million of contractually obligated merger costs included in pro forma adjustment F represents total costs that are directly attributable and incremental to the transaction and will be paid by First Horizon and IBKC as a result of the merger. This amount is comprised of $82.3 million of personnel-related expenses related to change in control and other severance payments, $75.0 million of investment banker expenses, $22.0 million for excise tax, $20.0 million of legal expenses, and $3.8 million of accounting expenses. This amount was originally shown as an adjustment to interest bearing cash and has been revised to appear as an adjustment to cash and due from banks. The $36.5 million of after-tax contractually obligated merger costs referenced in pro forma adjustment S represents the impact on equity of the portion of contractually obligated merger costs that will be paid by First Horizon, net of $5.4 million of tax benefit.

We have revised our pro forma consolidated condensed statements of condition on page 166 to reflect the $203.1 million of contractually obligated merger costs included in pro forma adjustment F as a reduction of “cash and due from banks”. Additionally, in “Note 3—Preliminary Purchase Price Allocation for IBKC” on pages 170 and 171 we updated the balances of acquired assets attributable to cash and cash equivalents to $189,268,000 and interest-bearing cash to $577,587,000 to reflect this adjustment. Finally, on page 172 we (1) updated Footnote F to indicate that the adjustment was made to “cash and due from banks” and to include additional information about the nature of the contractually obligated merger costs and (2) updated Footnote S to clarify that the $36.5 million of after tax contractually obligated merger costs relates to the amount paid by First Horizon.

Footnote F now reads, “Adjustments to cash and due from banks to reflect $203.1 million of contractually obligated merger costs to be paid by First Horizon and IBKC as a result of the merger, including personnel-related expenses and fees for investment banker, legal, and accounting services directly attributable and incremental to the transaction.” Footnote S now reads, “Adjustment to Undivided profits to eliminate IBKC undivided profits of $1.3 billion and to

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February 10, 2020

recognize the impact on equity of approximately $36.5 million (after tax) of contractually obligated ~~after-tax~~ merger costs to be paid by First Horizon.”

Comparison of Shareholders’ Rights, page 199

14.	We note that First Horizon’s forum selection provision identifies a state court or federal court located within Shelby County in the State of Tennessee as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that that the provision does not apply to any actions arising under the Securities Act or Exchange Act. If the provision does apply to claims under the federal securities laws, please include a risk factor addressing the risks of the provision. In addition, we note that the deposit agreements with the holders of deposit receipts for the Preferred Series B, C and D shares issued in connection with the merger identify the courts of the State of New York or the United States District Court for the Southern District of New York as the exclusive forum for any action, proceeding or claim against the depositary. Please disclose whether this provision in the agreements applies to actions arising under the Securities Act or Exchange Act. If this provision in the agreements does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that that the provision does not apply to any actions arising under the Securities Act or Exchange Act. If the provision does apply to claims under the federal securities laws, please include a risk factor addressing the risks of the provision.

RESPONSE:

In response to the Staff’s comment, First Horizon has revised the disclosure on pages 49 and 215 of Amendment No. 1.

Where You Can Find More Information, page 216

15.	Please identify the file numbers and dates of the registration statements that are incorporated by reference into the prospectus.

RESPONSE:

In response to the Staff’s comment, First Horizon has revised the disclosure on pages 221-222 of Amendment No. 1.

General

16.	Please provide your basis on which you have concluded that the transaction will not have a going private effect on IBKC. For instance, we note that certain of IBKC’s

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February 10, 2020

directors and officers will continue to serve as directors or officers, as applicable, of the combined company. Please provide your analysis as to the applicability of Exchange Act Rule 13e-3 to the transaction, including any reliance on the exceptions to the rule’s applicability. In this regard, we note that cash will be paid in lieu of any fractional shares of First Horizon common stock. Specifically address that the exception in Rule 13e-3(g)(2) requires that security holders be offered or receive only an equity security. Please also address: (i) the number of IBKC security holders who, giving effect to the exchange ratio, would be subject to cash disposition of fractional interests; and (ii) the estimated amount of cash payable to dispose of the fractional interests; and the (iii) the number of IBKC security holders, if any, who would be effectively cashed out after giving effect to the cash disposition of fractional interests. Refer to Question and Answer 11 in Exchange Act Release No. 34-17719 (April 13, 1981), which addresses only a scenario where security holders are offered an election to receive cash.

RESPONSE:

Set forth below is the information requested by the Staff with respect to the cash disposition of fractional interests in connection with the merger:

•	As of January 31, 2020, based on information provided by IBKC’s transfer agent, there were approximately 2,669 record holders of IBKC common stock (excluding treasury shares). We expect that a substantial majority, and likely all, of these record holders would receive cash in lieu of fractional shares because the exchange ratio is calculated out to three decimal points as part of a “market-to-market” exchange ratio.

•	Pursuant to the terms of the merger agreement, the amount of cash to be paid in respect of fractional shares will be the average of the closing-sale prices of First Horizon common stock on the New York Stock Exchange (as reported by The Wall Street Journal) for the consecutive period of five trading days ending on the day preceding the closing date of the merger. Accordingly, it is currently not possible to estimate the amount of cash to dispose of fractional interests, as it will be dependent on the trading price of First Horizon common stock during the five trading days preceding the closing date. However, (i) assuming a price per fractional share of $16.31, the closing price for the shares of First Horizon common stock on November 1, 2019 (which was the last trading day before public announcement of the merger) and (ii) based upon the number of shares of outstanding IBKC common stock on January 31, 2020 of approximately 52,587,312 shares, and information provided by IBKC’s transfer agent regarding the record holders of IBKC common stock on January 31, 2020, we estimate that the aggregate amount of cash to be paid to record holders in lieu of fractional shares in the merger is approximately $22,022.03.

Securities and Exchange Commission

February 10, 2020

•	No record holders of IBKC common stock would be effectively cashed out of their entire investment in IBKC common stock after giving effect to the receipt of cash in lieu of fractional shares because each record holder holds at least one share of IBKC common stock and, based on the exchange ratio of 4.584, would receive at least four shares of First Horizon common stock.

For the reasons set forth below, we respectfully submit that the merger is within the intended scope of Rule 13e-3(g)(2) and therefore exempt from the application of Rule 13e-3.

Pursuant to the merger, each share of IBKC common stock (other than shares of IBKC common stock owned by IBKC or First Horizon (in each case, other than shares of IBKC common stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties, or (ii) held, directly or indirectly, by IBKC or First Horizon in respect of debts previously contracted)), would be cancelled and exchanged for 4.584 shares of First Horizon common stock. As indicated by the figures above, the cash that is expected to be paid in lieu of fractional shares (assuming the $16.31 price per share and the number of IBKC common stock outstanding as of January 31, 2020) represents a de minimis amount (approximately 0.0006%) of the total consideration in the merger, which is valued at approximately $3.9 billion (based on the closing price of First Horizon common stock on November 1, 2019). The mechanic for giving effect to the payment of cash in lieu of fractional shares is designed to ensure that all holders of IBKC common stock would receive a cash amount equivalent to the value of the fractional First Horizon shares they would otherwise be due by operation of the merger. Except for the payment of a de minimis amount of cash in lieu of fractional shares, all the consideration will consist of First Horizon common stock, which is a class of equity security that both trades on a liquid market and satisfies the conditions in Rule 13e-3(g)(2)(i)-(iii) (i.e., the offered equity security has substantially the same rights as the equity security which is the subject of the Rule 13e-3 transaction, the offered equity security is registered pursuant to section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the offered equity security is listed on a national securities exchange).

Securities and Exchange Commission

February 10, 2020

In the proposing release for Rule 13e-3 (Release No. 34-14185, dated November 17, 1977), the Commission stated that “the practice of issuers…engaging in transactions which have the effect of eliminating or substantially reducing the equity interest of an issuer held by the public and resulting in the issuer or its successor becoming privately held is a matter of serious concern to the Commission.” In particular, the Commission noted that the going private transactions for which Rule 13e-3 was designed are transactions that have a coercive effect in that security holders confronted by a going private transaction are faced with the prospects of an illiquid market, termination of the protections under federal securities laws, and further efforts by the issuer or its affiliates to eliminate their equity interest. Further, as the Division has explained, the “basis of the subparagraph (g)(2) exception is that where ‘security holders are offered only an equity security which is either common stock or has essentially the same attributes as the security which is the subject of the Rule 13e-3 transaction… all holders of [the affected] class of security are on an equal footing and are permitted to maintain an equivalent or enhanced equity interest.” Question and Answer 9, Release No. 34-17719 (April 13, 1981) quoting Release No. 34-16075 (August 2, 1979). First Horizon respectfully submits that in the context of the merger, the payment of a de minimis amount of cash in lieu of fractional shares does not contravene the basis of the Rule 13e-3(g)(2) exception. Unlike the “going private” transactions generally captured by Rule 13e-3, by operation of the 4.584 exchange ratio, every single holder of IBKC common stock would “maintain an equivalent or enhanced equity interest” (as holders of First Horizon common stock) and would continue to enjoy the benefits of public ownership and the protections of the Exchange Act. The cash in lieu of fractional shares in connection with the merger is not driven by any value decision or a decision to reduce the proportional ownership of the shareholders of IBKC, but rather is a customary mechanical procedure utilized in stock transactions to mitigate unnecessary administrative burdens on the corporate share register while permitting shareholders to maintain the equivalent or enhanced equity interest provided for pursuant to the exchange ratio.

In determining the intended scope of the Rule 13e-3(g)(2) exception, the Division has eschewed formalism and focused instead on whether a transaction is comprehended within the purposes of Rule 13e-3. For example, while the Rule 13e-3(g)(2) exception provides that security holders may be offered “only an equity security,” Question and Answer 11, Release No. 34-17719 (April 13, 1981) provides that the exception is available if security holders are offered the opportunity to elect either cash or stock consideration, if (1) the cash, when first offered, is substantially equivalent to the value of the security offered, and (2) both options are offered to security holders. Given that the Division has extended the Rule 13e-3(g)(2) exception to such cash/stock elections because they satisfy the exception’s purpose of ensuring that security holders are permitted to maintain an equivalent or enhanced equity interest, First Horizon respectfully submits that a merger where the only cash paid is for fractional shares should also fall within the intended scope of the Rule 13e-3(g)(2) exception. As part of its analysis, First Horizon has also considered that the Staff has not required the filing of a Schedule 13E-3 in a number of recent transactions where cash was paid in lieu of fractional shares notwithstanding that the Staff, in reviewing the related Registration Statements on Form S-4, made similar comments regarding the exception in Rule 13e-3(g)(2) and requested analysis regarding the applicability of Rule 13e-3 to the transactions then at hand. See, e.g., Correspondence from Willscot Corp., Response 3 (filed November 28, 2018); Correspondence from Colony Credit Real Estate, Inc., Response 4 (filed November 6, 2017); Correspondence from Forest City Realty Trust, Inc., Response 1 (filed April 14, 2017).

Securities and Exchange Commission

February 10, 2020

First Horizon has also considered that the Staff has previously granted “no-action” relief for reliance on Rule 13e-3(g)(2) on facts involving the payment of cash in lieu of fractional shares to target security holders. In each of the following no-action letters, the incoming request referenced the payment of cash in lieu of fractional shares to target security holders. See, e.g., Canadian Pacific Limited (June 26, 1996); Standard Shares, Incorporated (April 28, 1989); and Swanton Corporation (November 26, 1984). While the discussion relating to the availability of the exception did not focus on the presence of this cash payment, the Staff in each instance granted “no-action” relief from Rule 13e-3 on the basis of the Rule 13e-3(g)(2) exception. Moreover, as a policy matter, the payment of cash in lieu of fractional shares in the context of the merger does not involve the potential for abuse or overreaching associated with the “going private” transactions generally captured by Rule 13e-3.

Securities and Exchange Commission

February 10, 2020

*        *        *

First Horizon acknowledges that:

•	First Horizon is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	First Horizon may not assert Staff comments as a defense in any proceeding initiated by the Commissioner or any person under the federal securities laws of the United States.

If you have any further comments or questions relating to the foregoing, please do not hesitate to contact H. Rodgin Cohen of Sullivan & Cromwell LLP at (212) 558-3534 or cohenhr@sullcrom.com.

Very truly yours,

/s/ Clyde A. Billings, Jr.

cc:	Robert B. Worley, Jr., IBERIABANK Corporation
H. Rodgin Cohen, Sullivan & Cromwell LLP
Mitchell S. Eitel, Sullivan & Cromwell LLP
Lee Meyerson, Simpson Thacher & Bartlett LLP
Sebastian Tiller, Simpson Thacher & Bartlett LLP

Appendix A

Form of Tax Opinion

(Exhibit 8.1)

[    ], 2020

First Horizon National Corporation,

165 Madison Avenue,

Memphis, Tennessee 38103

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (as amended or supplemented through the date hereof, the “Registration Statement”) of First Horizon National Corporation, a Tennessee corporation (“First Horizon”), including the joint proxy statement/prospectus forming a part thereof, relating to the proposed transaction between First Horizon and IBERIABANK Corporation, a Louisiana corporation (“IBKC”).

We hereby confirm to you that the discussion set forth in the section entitled “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER” in the Registration Statement constitutes our opinion as to the material United States federal income tax consequences of the merger to U.S. holders of IBKC common stock and IBKC preferred stock.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references therein to us. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

Appendix B

Form of Tax Opinion

(Exhibit 8.2)

[  ], 2020

IBERIABANK Corporation
200 W. Congress Street
Lafayette, Louisiana 70501

Ladies and Gentlemen:

We have acted as counsel to IBERIABANK Corporation, a Louisiana corporation (the “Company”), in connection with the Merger, as defined and described in the Agreement and Plan of Merger, dated as of November 3, 2019 (the “Agreement”), between the Company and First Horizon National Corporation, a Tennessee corporation (“First Horizon”). For purposes of this opinion, capitalized terms used and not otherwise defined herein shall have the meaning ascribed thereto in the Agreement. This opinion is being delivered in connection with the filing of the Registration Statement on Form S-4 (Registration No. [*]) (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) under the U.S. Securities Act of 1933, as amended, relating to the Merger pursuant to the Agreement.

We have examined (i) the Registration Statement (including the joint proxy statement/information statement and prospectus contained therein (the “Prospectus”)), (ii) the Agreement and (iii) the representation letters of the Company and First Horizon delivered to us in connection with this opinion (the “Representation Letters”). In addition, we have examined, and have relied as to matters of fact upon, originals, or duplicates or certified or conformed copies, of such records, agreements, documents and other instruments and such certificates or comparable documents of public officials and of officers and representatives of the Company

IBERIABANK Corporation	2	[ ], 2020

and have made such other investigations as we have deemed relevant and necessary in connection with the opinion hereinafter set forth. In such examination, we have assumed the accuracy of the factual matters described in the Registration Statement. In rendering the opinion set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents.

In rendering such opinion, we have assumed that (i) the Merger will be effected in accordance with the Agreement, (ii) the statements concerning the Merger set forth in the Agreement are true, complete and correct and will remain true, complete and correct at all times up to and including the Effective Time, (iii) the representations made by the Company and First Horizon in the Agreement and in their respective Representation Letters are true, complete and correct and will remain true, complete and correct at all times up to and including the Effective Time and (iv) any representations made in the Agreement or the Representation Letters “to the knowledge of,” or based on the belief of the Company and First Horizon or similarly qualified are true, complete and correct and will remain true, complete and correct at all times up to and including the Effective Time, in each case without such qualification. We have also assumed that the parties have complied with and, if applicable, will continue to comply with, the covenants contained in the Agreement.

IBERIABANK Corporation	3	[ ], 2020

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein and in the Registration Statement, we are of the opinion that the statements made in the Prospectus under the caption “Material U.S. Federal Income Tax Consequences of the Merger,” insofar as they purport to constitute summaries of certain provisions of U.S. federal income tax law and regulations or legal conclusions with respect thereto, constitute accurate summaries of such matters in all material respects.

We do not express any opinion herein concerning any law other than the U.S. federal income tax law.

We hereby consent to the filing of this opinion letter as Exhibit 8.2 to the Registration Statement, and to the references to our firm name under the caption “Material U.S. Federal Income Tax Consequences of the Merger” in the Registration Statement.

Very truly yours,